UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission file number: 001-20892

ATTUNITY LTD.
(Name of registrant)

Attunity Ltd, 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, 4464321, Israel
(Address of principal executive office)
_____________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

This Form 6-K (including exhibits thereto) is hereby incorporated by reference into: Form F-3 Registration Statements File Nos. 333-205799, 333-205798, 333-173205, 333-138044, 333-122937 and 333-119157 and Form S-8 Registration Statements File Nos. 333-122302, 333-142284, 333-164656, 333-184136 and 333-193783.

CONTENTS

Exhibits

99.1	Press Release, dated November 23, 2015: Attunity Announces 2015 Annual General Meeting.
99.2	Attunity Ltd Notice and Proxy Statement for Annual General Meeting to be held on December 30, 2015.
99.3	Form of Proxy Card.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD.

By:	/s/ Dror Harel-Elkayam
Dror Harel-Elkayam
Chief Financial Officer and Secretary

Date: November 24, 2015